RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF
RENAISSANCE MACRO HOLDINGS, LLC)
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2022

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2022

CONTENTS

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69079

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2022</u> AND ENDING <u>12/31/2022</u>

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Renaissance Macro Securities, LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>116 East 16th Street - 12th Floor</u>
(No. and Street)

<u>New York</u>	<u>NY</u>	<u>10003</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Jeffrey Scott DeGraaf</u>	<u>212-537-8841</u>	<u>JdeGraaf@renmac.com</u>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>YSL & Associates LLC</u>
(Name – if individual, state last, first, and middle name)

<u>11 Broadway - Suite 700</u>	<u>New York</u>	<u>NY</u>	<u>10004</u>
(Address)	(City)	(State)	(Zip Code)

<u>06/06/2006</u>	<u>2699</u>
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Scott DeGraaf, _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Renaissance Macro Securities, LLC, _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _____

Title: _____
Chief Executive Officer

Notary Public _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Renaissance Macro Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Renaissance Macro Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Renaissance Macro Securities, LLC's auditor since 2016.

New York, NY

February 23, 2023

Assets

Cash	$	633,669
Receivable from clearing broker		259,779
Prepaid expenses		22,391
Total assets	$	915,839

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	262,941
Due to affiliates		13,031
Total liabilities		275,972
Member's equity		639,867
Total Liabilities and Member's Equity	$	915,839

NOTE 1.　　ORGANIZATION AND BUSINESS ACTIVITY

Renaissance Macro Securities LLC (the "Company"), a wholly owned subsidiary of Renaissance Macro Holdings, LLC (the "Parent"), is a limited liability company organized in the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its SEC and FINRA approval for membership on March 13, 2013.

The Company conducts business by introducing brokerage accounts on a fully disclosed basis to a clearing broker.

NOTE 2.　　SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts with Customers

Recognition

The Company recognizes revenue with its customers in accordance with "Revenue from Contracts with Customers" ("ASC Topic 606") Under Topic 606 revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. At times significant judgement may be required to assess the amounts of revenue recognized and time of recognition.

The Company records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Rebate income represents discounts received from execution service providers, and is recognized in the period when the discount was applied.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue from Contracts with Customers (Continued)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2022, there were no receivables reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer. As of December 31, 2022, there were no contract assets reported in the statement of financial condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2022, there were no contract liabilities reported in the statement of financial condition.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. The Company shares New York City unincorporated business tax, a provision for which it recognizes and pays to the parent on its behalf.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures has no material effect on these financial statements.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at original invoice amount less an allowance for credit losses. The allowance for credit losses is determined by evaluating each individual customer receivable and considering the customer's financial condition, credit history, along with current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction of credit loss expense when received. As of December 31, 2022, there were no receivables outstanding.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Leases

The company accounts for leases in accordance with the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application.

The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2022 no agreements or arrangements existed that met the criteria to be classified as a lease under the guidance.

Due from Clearing Broker

As of December 31, 2022, amounts receivable from the clearing broker of $259,779 consisted of deposits and amounts due from the clearing broker, net of any payable for fees, commissions and errors and included clearing deposit of $100,000 with RBC Correspondent Services ("RBC").

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with Renaissance Macro Research, a related party. Expenses such as rent, payroll, office, telephone, IT, and insurance are allocated between the companies. At December 31, 2022, $13,031 was owed to Renaissance Macro Research.

NOTE 4. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

NOTE 4.   GUARANTEES *(Continued)*

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees at December 31, 2022 or during the year then ended.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $617,476 which was $567,476 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

NOTE 7.   OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 8.   CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements.